Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-231751
The Toronto-Dominion Bank $11,425,000 Digital EURO STOXX® Banks Index-Linked Notes due March 30, 2022

This pricing supplement addendum relates to $350,000 principal amount of notes, which we call the “Additional Notes”. Except as specified otherwise herein, the additional notes have identical terms and conditions as the $11,075,000 principal amount of notes, which we call the “Original Notes,” as described in the accompanying pricing supplement dated February 26, 2021 (the “related pricing supplement”), including, without limitation, the same CUSIP (89114TBJ0) and ISIN (US89114TBJ07) numbers. The term “Notes” in this pricing supplement addendum and, except as specified herein, the term “Notes” in the related pricing supplement shall mean, collectively, the Additional Notes and the Original Notes. The following information supplements, and should be read with, the related pricing supplement, the product prospectus supplement and the prospectus.
The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (March 30, 2022) is based on the performance of the EURO STOXX® Banks Index as measured from February 26, 2021 to and including the valuation date (March 28, 2022).
If the final level on the valuation date is greater than or equal to the threshold level of 90.00% of the initial level of 83.88, you will receive the threshold settlement amount of $1,154.50 for each $1,000 principal amount of your notes. If the final level on the valuation date is less than the threshold level of 90.00% of the initial level, your payment will be less than the principal amount and you will have a loss equal to the percentage decrease below the threshold level times the downside multiplier of approximately 1.1111. Specifically, if the final level declines by more than 10.00% from the initial level, you will lose approximately 1.1111% of the principal amount of your notes for every 1% that the final level has declined below the threshold level of 90.00% of the initial level. Despite the inclusion of the threshold level, due to the downside multiplier you may lose your entire principal amount.
To determine your payment at maturity, we will calculate the percentage change of the EURO STOXX® Banks Index, which is the percentage increase or decrease in the final level from the initial level. On the maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:
●	if the percentage change is greater than or equal to -10.00% (the final level is greater than or equal to 90.00% of the initial level), the threshold settlement amount; or
●
if the percentage change is negative and is below -10.00% (the final level is less than the initial level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the percentage change plus 10.00%. You will receive less than the principal amount of your notes.

The notes do not guarantee the return of principal at maturity.
The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed or displayed on any securities exchange or electronic communications network.
You should read the disclosure herein and in the related pricing supplement to better understand the terms and risks of your investment. See “Additional Risk Factors” beginning on page P-7 of the related pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement addendum, the related pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the additional notes at the time their terms were set on the pricing date was $989.40 per $1,000 principal amount, which is less than their public offering price listed below. See “Additional Information Regarding the Estimated Value of the Notes” on the following page and “Additional Risk Factors” beginning on page P-7 of the related pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
	Public Offering Price[1]	Underwriting Discount[1]	Proceeds to TD1
Per Note	$1,006.20	$9.30	$996.90
Total	$352,170.00	$3,255.00	$348,915.00
1 The pricing date for the Additional Notes is March 1, 2021. For additional information about the Additional Notes, see “Supplemental Plan of Distribution (Conflicts of Interest)” herein. For additional information about the Original Notes, see “Supplemental Plan of Distribution (Conflicts of Interest” in the related pricing supplement.
TD Securities (USA) LLC
Pricing Supplement Addendum dated March 1, 2021 to the Pricing Supplement dated February 26, 2021

The public offering price, underwriting discount and proceeds to TD listed above relate to the additional notes and the public offering price, underwriting discount and proceeds to TD listed on the cover of the related pricing supplement relate to the Original Notes. We may decide to sell additional notes after the date hereof, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.
We, TD Securities (USA) LLC (“TDS”) or any of our affiliates, may use this pricing supplement addendum and the related pricing supplement in the initial sale of the notes. In addition, we, TDS or any of our affiliates may use this pricing supplement addendum and the related pricing supplement in a market-making transaction in a note after its initial sale. Unless we, TDS or any of our affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement addendum and the related pricing supplement will be used in a market-making transaction.
Additional Information Regarding the Estimated Value of the Notes
The public offering price for the Additional Notes was determined on their Pricing Date and the remaining final terms were determined on the Pricing Date for the Original Notes, in each case, based on prevailing market conditions and are set forth in this pricing supplement addendum and the related pricing supplement. The economic terms of the Notes are based on TD’s internal funding rate (which is TD’s internal borrowing rate based on variables such as market benchmarks and TD’s appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that TD or any of TD’s affiliates expect to earn in connection with structuring the Notes, the estimated cost TD may incur in hedging its obligations under the Notes and the estimated development and other costs which TD may incur in connection with the Notes. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected to have had an adverse effect on the economic terms of the Notes. On the cover page of this pricing supplement, TD has provided the initial estimated value for the Additional Notes. The initial estimated value was determined by reference to TD’s internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Additional Notes, and TD’s internal funding rate. For more information about the initial estimated value, see “Additional Risk Factors” in the related pricing supplement beginning on page P-7. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion in the related pricing supplement under “Additional Risk Factors — Risks Relating to Estimated Value and Liquidity — TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities”.
TD’s estimated value of the Additional Notes on their Pricing Date is not a prediction of the price at which the Additional Notes may trade in the secondary market or the price at which the Original Notes may trade in the secondary market on such day, nor will it be the price at which TDS may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, TDS or another affiliate of TD’s intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.
Assuming that all relevant factors remain constant after the Pricing Date for the Original Notes, the price at which TDS may initially buy or sell the Notes in the secondary market, if any, may exceed TD’s estimated value on the respective Pricing Dates for a temporary period expected to be approximately 3 months after the Pricing Date for the Original Notes because, in its discretion, TD may elect to effectively reimburse to investors a portion of the estimated cost of hedging its obligations under the Notes and other costs in connection with the Notes which TD will no longer expect to incur over the term of the Notes. TD made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement TD may have with the distributors of the Notes. The amount of TD’s estimated costs which is effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and TD may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Pricing Date of the Original Notes based on changes in market conditions and other factors that cannot be predicted.
If a party other than TDS or its affiliates is buying or selling your Notes in the secondary market based on its own estimated value of your Notes which was calculated by reference to TD’s credit spreads or the borrowing rate TD would pay for its conventional fixed-rate debt securities (as opposed to TD’s internal funding rate), the price at which such party would buy or sell your Notes could be significantly less.
We urge you to read the “Additional Risk Factors” beginning on page P-7 of the related pricing supplement.

Additional Terms of Your Notes
You should read this pricing supplement addendum together with the related pricing supplement and the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, Series E, of which these Additional Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the related pricing supplement or product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement addendum; second, the related pricing supplement; third, the product prospectus supplement; and last, the prospectus. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement addendum and related pricing supplement carefully.
This pricing supplement addendum, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” beginning on page P-7 of the related pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
◾	Prospectus dated June 18, 2019: http://www.sec.gov/Archives/edgar/data/947263/000119312519175701/d741334d424b3.htm
◾	Product Prospectus Supplement MLN-EI-1 dated November 6, 2020: http://www.sec.gov/Archives/edgar/data/947263/000114036120024820/brhc10016594_424b3.htm
◾	Pricing Supplement dated February 26, 2021: http://www.sec.gov/Archives/edgar/data/947263/000114036121006874/brhc10021064_424b2.htm
Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We have appointed TDS, an affiliate of TD, as the agent for the sale of the Additional Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement addendum for distribution to other registered broker-dealers. We or one of our affiliates will also pay a fee to SIMON Markets LLC, a broker-dealer affiliated with Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the Additional Notes. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Additional Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Additional Notes.
Delivery of the Additional Notes will be made against payment for the Notes on the Issue Date, which is the fourth (4th) business day following their Pricing Date (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest. TDS is an affiliate of TD and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Validity of the Additional Notes
In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Additional Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Additional Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Additional Notes, authentication of the Additional Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 24, 2019 which has been filed as Exhibit 5.3 to the registration statement on Form F-3 filed by TD on May 24, 2019.
In the opinion of McCarthy Tétrault LLP, the issue and sale of the Additional Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Additional Notes, the Additional Notes will have been validly executed and issued and, to the extent validity of the Additional Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 24, 2019, which has been filed as Exhibit 5.2 to the registration statement on Form F‑3 filed by TD on May 24, 2019.